As filed with the Securities and Exchange Commission on January 12, 1999
                                                  Registration No. 333-


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                       FORM S-3
                             REGISTRATION STATEMENT UNDER
                              THE SECURITIES ACT OF 1933

                            AVIATION GENERAL, INCORPORATED
                (Exact name of registrant as specified in its charter)

            Delaware                                          3721                             73-1547635
    (State or other jurisdiction of              (Primary Standard Industrial               (I.R.S. Employer
     incorporation or organization)                Classification Code Number)              Identification Number)

                                7200 Northwest 63rd Street
                                  Bethany, Oklahoma 73008
                                    (405) 495-8080
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Wirt D. Walker, III
                       Chairman and Chief Executive Officer
                          Aviation General, Incorporated
                            7200 Northwest 63rd Street
                              Bethany, Oklahoma 73008
                                  (405) 495-8080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                               John F. Kearney
                            Dyer Ellis & Joseph PC
                          600 New Hampshire Ave., NW
                           Washington, D.C.  20037
                               (202) 944-3000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
         If any securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. / /


                       CALCULATION OF REGISTRATION FEE

                                                           Proposed Maximum       Proposed Maximum
    Title of Each Class of           Amount To Be           Offering Price           Aggregate
 Securities To Be Registered          Registered          Per Share (1) (2)      Offering Price (2)     Registration Fee
Common Stock (3)..............          105,000                  $2.25                $236,250                $100
==============================  ======================  ====================== ======================  ==================

(1) These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(2) Proposed maximum offering price is based on the last sale price of the Common Stock on the Nasdaq SmallCap Market on January 8, 1999.
(3) Pursuant to Rule 429 under the Securities Act, the Prospectus included in this Registration Statement also covers 5,061,286 shares of Common Stock that were previously registered on Registration Statement No. 333-64891.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

PROSPECTUS
January 12, 1999
                               5,166,286 Shares

                         Aviation General, Incorporated

                                 Common Stock

         The shareholders of Aviation General, Incorporated identified in this Prospectus are offering and selling 5,166,286 shares of Aviation General common stock.

         The Selling Shareholders may offer their Aviation General stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

         Aviation General stock is traded on the Nasdaq SmallCap Market under the symbol "AVGE." On January 11, 1999, the closing price of one share of Aviation General stock on the Nasdaq Market was $2.625.

              See   "Risk  Factors"  beginning on page 4 for certain
                 information   that  should  be   considered   by
                                prospective investors.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this Prospectus is January 12, 1999.

                                    TABLE OF CONTENTS

                                                                            Page
AVAILABLE INFORMATION.........................................................3
THE COMPANY...................................................................4
RISK FACTORS..................................................................4
   History of Operating Losses and Accumulated Deficits; Uncertainty
            Regarding Achievement of Profitability............................4
   Dependence on Single Product Line; Limited Market..........................4
   Dependence on Growth of Aviation Services Division.........................4
   Competition................................................................4
   Dependence on Suppliers....................................................4
   Regulation.................................................................5
   Insurance; No Product Liability Insurance..................................5
   Control by Existing Shareholders...........................................5
   Shares Eligible for Future Sale............................................5
   No Dividends and None Anticipated..........................................5
   Possible Volatility of Stock Price.........................................5
SELLING STOCKHOLDERS..........................................................6
PLAN OF DISTRIBUTION..........................................................6
LEGAL MATTERS.................................................................7
EXPERTS.......................................................................7

                             AVAILABLE INFORMATION

         Aviation General files annual, quarterly and special reports, proxy statements and other information with the SEC. Aviation General's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Aviation General files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC allows Aviation General to "incorporate by reference" the information it files with them. This Prospectus incorporates important business and financial information about Aviation General which is not included in or delivered with this Prospectus. The information incorporated by reference is an important part of this Prospectus, and information that Aviation General files later with the SEC will automatically update and supersede this information.

         The following documents previously filed with the SEC by Aviation General and Commander Aircraft Company, Aviation General's predecessor, are incorporated in this Prospectus by reference:

         1. Commander's Annual Report on Form 10-K for the year ended December 31, 1997;

         2. Commander's Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1998;

         3. Aviation General's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

         4. The description of Aviation General's Common Stock contained in the Proxy Statement/Prospectus included in Aviation General's Registration Statement on Form S-4 under the Securities Act (File No. 333-56731), filed with the Commission on June 12, 1998;

         5. Aviation General's Form 8-K filed with the Commission on August 13, 1998; and

         6. Any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this Registration Statement are sold.

You may obtain a copy of these documents without charge, by writing or telephoning Aviation General at the following address: Aviation General, Incorporated, 7200 Northwest 63rd Street, Hanger 8 Wiley Post Airport, Bethany, Oklahoma 73008, telephone (405) 495-8080.

                                 THE COMPANY

         Aviation General manufactures, markets, and provides support services for its line of single engine, high performance aircraft through Commander Aircraft Company, a wholly owned subsidiary. These aircraft include the Commander 114B, the turbo-charged Commander 114TC, and the Commander 114AT all-purpose trainer. Aviation General also provides consulting and brokerage services for single engine, twin engine, turboprop, and jet aircraft, and aircraft refurbishment services including new paint, interiors, and avionics through Commander Aircraft Company and another wholly owned subsidiary.

                                 RISK FACTORS

         The Shares offered hereby involve a high degree of risk. Prospective investors should carefully consider the following risk factors inherent in and affecting the business of Aviation General and the Shares prior to making an investment in Aviation General.

         History of Operating Losses and Accumulated Deficits; Uncertainty Regarding Achievement of Profitability. Aviation General has incurred net losses in each of its reported fiscal years since inception. Aviation General reported net losses of $2.1 million for the year ended December 31, 1997 and $0.8 million for the nine months ended September 30, 1998. Aviation General's accumulated deficit through September 30, 1998 was $31.4 million. There is no assurance Aviation General will ever achieve profitable operations.

         Dependence on Single Product Line; Limited Market. Although Aviation General intends to expand its aviation services division, its success continues to be dependent upon its ability to sell its single engine, high performance aircraft, for which a limited market exists. Should there be a downturn in demand for Commander aircraft in particular or for aircraft of the same class in general, Aviation General would be adversely affected.

         Dependence on Growth of Aviation Services Division. Aviation General is in the process of expanding its aviation services division. This division is in an early stage of development, however, and Aviation General is unable to predict whether it will continue to grow and become profitable.

         Competition. The general aviation aircraft industry is highly competitive. Aviation General competes with established companies, most of which have significantly greater financial, technical and marketing resources than Aviation General. Sales of Commander aircraft also must compete with sales of used aircraft and sales of new aircraft in other categories. There can be no assurance that Aviation General will be able to achieve or maintain adequate market share or sales.

         Dependence on Suppliers. The manufacture of aircraft requires dependence upon suppliers for delivery of engines, parts and sub-assemblies. Aviation General purchases these components from approximately 140 independent suppliers. Aviation General's production activities were substantially affected during the start-up phase of production by difficulties in obtaining essential components on a timely basis. In certain cases, Aviation General has sole or limited source for supply. Aviation General acquires components from suppliers on the basis of purchase order and has no long-term or fixed price contracts with any supplier. Aviation General's ability to manufacture aircraft on an efficient and timely basis could be adversely affected by the ability or willingness of its key suppliers to supply components on a timely basis.

         Regulation. Aviation General is subject to regulation by the FAA under the provisions of the Federal Aviation Act of 1958, as amended. The FAA prescribes standards and licensing requirements for aircraft and aircraft components. The costs of compliance with these requirements are significant. Aviation General is subject to inspections by the FAA and may be subjected to fines and other penalties (including orders to cease production) for noncompliance with FAA regulations. The sale of Aviation General's product internationally is subject to regulation by comparable agencies in foreign countries.

         Insurance; No Product Liability Insurance. Aviation General carries most types of insurance customary for a manufacturer of general aviation aircraft, including coverage for general liability, property damage, aircraft loss or damage, and worker's compensation, but does not carry product liability insurance. There is no assurance that the amount of insurance carried by Aviation General would be sufficient to protect it fully in the event of a serious accident or liability claim, or that such insurance will continue to be available on commercially reasonable terms.

         Control by Existing Shareholders. Certain officers, directors and affiliated persons as a group beneficially own approximately 89.8% of the outstanding shares of Common Stock. Because of such share ownership, these shareholders will continue to be able to control the election of all members of Aviation General's Board of Directors and generally to determine corporate actions unless and until the shareholders sell a substantial amount of such shares. The Chairman and Chief Executive Officer of Aviation General is also a shareholder and the Managing Director of the general partner of Aviation General's controlling shareholder.

         Shares Eligible for Future Sale. Sales of substantial amounts of Aviation General stock in the public market, including shares covered by this Prospectus, or the perception that such sales could occur may adversely affect prevailing market prices for the Aviation General stock. Although substantial amounts of the shares covered by this Prospectus have been eligible for public sale subject to compliance with certain requirements of Rule 144 under the Securities Act of 1933, the fact that they now have been registered for resale allows their holders to sell them in greater quantities than they would have been able to under Rule 144.

         No Dividends and None Anticipated. The payment by Aviation General of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon Aviation General's earnings, its capital requirements and its financial condition, as well as other relevant factors. Aviation General has not paid or declared any dividends upon its stock since its inception and does not contemplate or anticipate making any distributions with respect to its stock in the foreseeable future.

         Possible Volatility of Stock Price. Although Aviation General's stock has been traded on the Nasdaq SmallCap Market since April 1993, the stock has generally been traded on a limited basis and in small volumes. The trading price for the stock may be significantly affected by such factors as the operating results of Aviation General, the United States and global economic conditions, and various other factors generally affecting the general aviation industry. Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market prices of the stocks of small companies traded on the Nasdaq SmallCap market. These extreme fluctuations, which often have been unrelated to the operating performance of any particular company or to any group of companies, may adversely affect the market price of Aviation General's stock.

                           SELLING STOCKHOLDERS

         The following table includes the name of each Selling Stockholder, the number of shares of Common Stock owned by each Selling Stockholder as of the date of this Prospectus (including the shares to be acquired upon exercise of the Warrants), the number of shares that may be sold by such Selling Stockholder, and the number of shares that would be owned by each Selling Stockholder assuming the sale of all of the shares offered hereby.


                                                                                                  Shares to be
                                                                                                  Owned if All
                                                                               Shares            Shares Covered
                                                            Shares            That May         by this Prospectus
Name                                                         Owned             Be Sold              are Sold
Special Situation
   Investment Holdings, Ltd............................     4,968,868          4,463,368                 505,500

Special Situation
   Investment Holdings, L.P. II........................       373,000            235,000                 138,000

Wirt D. Walker, III....................................       334,000            142,590                 191,410

Mishal Y. S. Al Sabah..................................       246,828            200,328                  46,500

Fifth Floor Company....................................       161,500             20,000                 141,500

KuwAm Corporation......................................       174,000            105,000                  69,000

                           PLAN OF DISTRIBUTION

         The Shares may be offered from time to time by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, in transactions (which may include block transactions) on the Nasdaq SmallCap Market, the over-the-counter market, in private sales or negotiated transactions, through the writing of options on Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

                             LEGAL MATTERS

         Certain legal matters have been passed upon for Aviation General by Dyer Ellis & Joseph PC, Washington, D.C.


                              EXPERTS

         The financial statements of Aviation General as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus and the Registration Statement of which it is part have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                   PART II.

                      INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth all expenses payable in connection with the registration of the Common Stock that is the subject of this Registration Statement, all of which shall be borne by Aviation General. All the amounts shown are estimates.
                                                            To Be Paid By
                                                             Registrant

SEC Filing fee                                            $         100
Printing and engraving expenses                                   1,000
Legal fees and expenses                                           1,000
Accounting fees and expenses                                      1,000
                                                          -------------
    Total                                                 $       3,100

Item 15.  Indemnification of Directors and Officers.

         The Company's Certificate of Incorporation and By-laws provide for indemnification of directors, officers, agents, and employees to the fullest extent permitted by law. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee, or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement or otherwise.

Item 16.  Exhibits.

(a)  The following is a list of exhibits furnished:

5.1      Opinion of counsel as to legality of securities being registered.

23.1 Consent of counsel (contained in opinion of counsel filed as Exhibit 5.1).

23.2     Consent of Grant Thornton LLP.

24.1     Power of Attorney (contained on Page II-4)

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethany, Oklahoma on January 12, 1999.

                         Aviation General, Incorporated

                         By:    /s/ WIRT D. WALKER, III
                              Wirt D. Walker, III
                             Chief Executive Officer

                              POWER OF ATTORNEY

         We, the undersigned officers and directors of Aviation General, Incorporated, hereby severally constitute and appoint Michael Joseph and John F. Kearney, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                            Title                                       Date
/s/ WIRK D. WALKER, III                              Chairman of the Board and            January 12, 1999
-----------------------------
Wirt D. Walker, III                                  Chief Executive Officer


/s/ STEPHEN R. BUREN                                 Vice President, Chief Financial      January 12, 1999
-----------------------------
Stephen R. Buren                                     Officer and Treasurer


                                                     Director                             January 12, 1999
---------------------------------
N. Gene Criss


/s/ MISHAL YOUSEF SAUD AL SABAH                      Director                             January 12, 1999
-------------------------------
Mishal Yousef Saud Al Sabah



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